Exhibit 99.1

Lion Announces Unaudited Full Year 2020 Financial Results

--Provides full year 2021 financial revenue growth forecast--

Hong Kong, March 30, 2021 /PR Newswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services with a focus on Chinese investors, today announced its unaudited financial results for the full year ended December 31, 2020.

FINANCIAL AND OPERATING HIGHLIGHTS

All comparisons are made on a year-over-year (“yoy”) basis.

For the Full Year Ended December 31, 2020

●	Total revenues decreased by 44.8% to $10.2 million from $18.5 million, mainly due to the negative impact of COVID-19.

●	Net loss was $3.4 million, compared to a net income of $8.2 million last year.

●	Non-GAAP net income was $0.3 million, compared to a Non-GAAP net income of $8.2 million last year.

●	Total number of revenue-generating client accounts increased by 23.8% to 5,010 from 4,047 last year.

●	Total revenue-generating CFD (contract for difference) client trading accounts increased by 44.8% to 2,668 from 1,843 last year.

●	CFD trading volume decreased by 72.3% to 223,018 lots from 806,111 lots last year.

●	Futures brokerage trading volume decreased by 19.0% to 738,444 lots from 911,693 lots last year.

Mr. Chunning (Wilson) Wang, CEO of Lion, commented: “Similar to other companies, our various business segments were adversely affected by the COVID-19 pandemic. Our financial performance is subject to changing global market conditions, particularly the fluctuation and volatility of trading activities on major exchanges worldwide, which resulted in decreases in revenue and margins for Lion this year. Despite these challenges, we made efforts to remain competitive in the industry, largely attributable to our diverse new products and service offerings. For example, we launched our TRS trading services to allow international investors to invest in the Chinese stock market. We are planning to launch a fintech business through the prospective acquisition of Lion Fintech, which holds a proprietary trading license for crypto assets in Dubai. At the same time, we recently sponsored two SPAC companies and hope to realize gains from the appreciation of founder shares upon each SPAC’s initial public offering.”

“While we expect our CFD trading services to continue being a major revenue source in the near future, we cooperated with Yun Tian Investment Limited, which has dispatched a team of talent in the areas of finance, technology, and marketing, to further advance our development in the TRS trading business. We are also pleased that Mr. Guandong (Gordon) Wang, who has nearly 10 years of experience in quantitative trading, has joined our Board and is expected to play a key role in our TRS trading business.”

“As we head into the new year, we remain confident in our long-term strategies and ongoing developments. We expect businesses will return to normal in June this year once large populations have received the vaccine. In addition, the need for new products and services will further increase as our client base diversifies. As such, we will continue to monitor the situation and develop new products and services to keep up with customer demands and industry trends.”

RECENT DEVELOPMENTS/BUSINESS HIGHLIGHTS

●	Launch of TRS trading business

On July 16, 2020, Lion announced the official launch of "Lion Lu Gu Tong," its total return swap (TRS) service that offers A-shares (shares that are denominated in Renminbi and traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket-linked TRS. Lion earns income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from our business partners, in addition to receiving commissions and fees from customers for trades made through the TRS trading service. Leveraging Lion's advanced technology infrastructure, the new service provides a fast, smooth, and economical channel that facilitates the purchase of Chinese stocks by international investors.

-	TRS is growing steadily and may become a new core driver

Lion’s TRS trading business is currently growing steadily. In terms of financial support, Lion is raising $10 million in a private placement with Yun Tian Investment Limited ("Yun Tian") through a group of reputable and wealthy private entrepreneurs from South China. Lion expects to use the proceeds from the private placement to develop its TRS trading business, among other business segments, in which the parties will co-operate with each other. In addition to financing, Yun Tian offers professional expertise and industry experience to advance the Company’s development in TRS trading business.

-	Lion appoints new director to Board of Directors

In January 2021, Lion appointed Mr. Guandong (Gordon) Wang as a director of the Board of Directors. Mr. Wang has approximately 14 years of financial industry experience and approximately 10 years of quantitative trading and technology-related experience. Mr. Wang's diverse background and ample experience will be valuable in playing a key role to develop Lion's TRS trading business and provide insights in developing innovative products to serve the needs of our customers.

-	Trend in cross-border investment

Cross-border investment has become more and more popular, which continues to benefit the business of cross-border internet brokerages. Recently, the Northbound funds have seen good performance, and Lu Gang Tong trading is expected to increase quickly. Lion intends to leverage its competitive advantage as one of the few cross-border internet brokerages that offer TRS trading services to Chinese investors.

●	Sponsoring SPAC companies as a new business line

In March 2021, the Company launched the sponsorship of two SPAC companies in cooperation with other parties. Currently, the SPAC companies are in the formation stage. The Company intends to build a professional SPAC sponsorship team, evolve, and develop SPAC sponsorship into a key business segment with plans to sponsor at least one more SPAC by the end of 2021. The Company expects to derive gains from the appreciation of founder shares upon each SPAC’s initial public offering and derive gains or losses from further appreciation or depreciation of founder shares following each SPAC’s merger transaction, at the cost of the sponsor’s risk investment. The Company expects to bring in new talent with SPAC experience to help advance this business segment in 2021.

●	Strategic partnership with Grandshores, planning to enter into blockchain industry

In January 2021, Lion engaged Mr. Yao Yongjie, chairman of Grandshores Technology Group Limited (“Grandshores”) (HKEX: 01647), as the chief technical adviser to provide blockchain technology support, advice on operations, and consulting services in operating digital asset trading platforms. Shortly after, Lion signed a framework partnership agreement with Grandshores. In March 2021, Lion subscribed 64,500,000 shares of Grandshores at a total subscription price of approximately $3.5 million as its first investment into the blockchain field. In cooperation with Grandshores, Lion plans to expand into the blockchain industry, including, but not limited to, investment in cryptocurrency mining, investment in private blockchain technology companies, and issuance of mainstream digital currency trust funds.

●	Significant capital flows from mainland China to overseas, opportunities for our CFD trading and securities brokerage businesses

Since the beginning of 2020, hundreds of billions of capital from mainland China flowed southward and outside of China, boosting Hong Kong and U.S. financial markets. As a result of the positive impact of the Hong Kong financial market, online-brokerage companies led the market in terms of growth, suggesting that the market is gradually tapping into the Company’s value. Recently, Lion has taken the lead in launching its TRS trading service, which complements existing southbound trading in the market.

●	Completed financing transactions provide the capital base for future business plans

Lion has completed a couple of private placement transactions since the end of 2020 and acquired sufficient funds to support its upcoming business expansions. See “Liquidity” below.

●	Expansion into Vietnam, the first step of strategic expansion into Southeast Asia region

Lion introduced a Vietnamese-language version of its CFD trading platform, Lion Brokers Pro, in October 2020. The Company currently has a team in place in Ho Chi Minh City to support the expansion and will engage local enterprises as part of its promotion and marketing efforts. In addition to Vietnam, Lion intends to target Singapore and Thailand in the next tranche of its strategic plan to expand into Southeast Asia. The Company established a subsidiary and office in Singapore earlier in 2019 and applied for a Capital Markets Services license with the Monetary Authority of Singapore. Approval is expected in the first half of 2021.

FINANCIAL RESULTS

For the Full Year ended December 31, 2020

Revenues

Total revenues decreased by 44.8% yoy to $10.2 million for the year ended December 31, 2020, from $18.5 million for the year ended December 31, 2019, primarily due to: (i) a decrease in market marking commission income; (ii) a decrease in futures and securities brokerage income; and (iii) a decrease in insurance brokerage income, slightly offset by an increase in trading profits.

●	CFD Trading and Other Services Income. Market making commission income decreased by 45.2% yoy to US$7.0 million from US$12.8 million in the prior year. The decrease was primarily due to a decrease in CFD trading volume, mainly attributable to the economic and financial impact brought onto customers by COVID-19, which resulted in a decrease in their willingness to trade and make investments, as well as their disposable income allocated to making such transactions. Furthermore, customer concerns about future unpredictability also caused a decline in their trading activity, which affected the Company’s CFD trading business in particular. Specifically, a small number of key clients, from whom Lion derived a substantial portion of CFD trading service income, traded significantly less in 2020 compared to the prior year. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, thereby limiting the Company’s opportunities to acquire new customers.

●	Insurance Brokerage Income. Revenues generated from insurance brokerage services decreased by 63.8% yoy to US$0.9 million from US$2.6 million in the prior year, primarily due to travel restrictions to Hong Kong stemming from the COVID-19 outbreak and the unstable political environment in Hong Kong, which dissuaded the Company’s Chinese clients from purchasing insurance products in Hong Kong.

●	Futures and Securities Brokerage Income. Revenues generated from futures and securities brokerage services decreased by 8.4% yoy to US$2.0 million from US$2.2 million in the prior year, primarily due to a decrease of US$0.4 million in futures brokerage commission income. This resulted from a decrease in the number of executed futures contracts from 911,693 lots in 2019 to 738,444 lots in 2020, brought on by the economic and financial challenges stemming from COVID-19, partially offset by government subsidy income of US$0.2 million.

●	Others. Revenues generated from others were US$0.2 million in 2020, compared to US$0.8 million in the prior year. The decrease in revenue was primarily attributable to the decrease in interest income as the Company earned an interest spread on a bridge loan of US$19.1 million facilitated by Lion to unrelated third parties in 2019.

	Year ended December 31,
	2020		2019
	US$	%	US$	%

CFD trading and other services	7,034,447	68.7	12,843,574	69.3
Insurance brokerage services	959,299	9.3	2,648,141	14.3
Futures and securities brokerage services	2,029,669	19.9	2,215,867	12.0
Others	206,720	2.1	819,268	4.4
Total	10,230,135	100.0	18,526,850	100.0

Operating expenses

Total operating expenses increased by 32.6% yoy to $13.6 million from US$10.2 million in the prior year, primarily due to increases in G&A expenses, compensation expenses, communication and technology, professional fees, marketing expenses, and service expenses, partially offset by a decrease in commission expenses and interest expenses.

●	Commission Expenses decreased by 45.0% yoy to $1.8 million from $3.4 million in the prior year, primarily due to a decrease in insurance brokerage commission expenses and futures and securities brokerage commission expenses, which is in line with the overall decrease of the Company’s insurance brokerage business and futures and securities brokerage services.

●	Compensation Expenses increased by 56.5% yoy to $3.8 million from $2.4 million in the prior year period, primarily due to share-based compensation granted, growing number of employees in line with the Company’s business growth, as well as the increase in average compensation.

●	Communication and Technology Expenses increased by 76.6% yoy to $1.4 million from $0.8 million in the prior year, primarily due to an increase in trading systems service fees and market data fees, which was in line with the growth of the Company’s CFD trading services and the launch of its TRS trading services.

●	General and Administrative Expenses increased by 226.9% yoy to $2.3 million from $0.7 million in the prior year, primarily as a result of share-based compensation granted in 2020 and charged into general and administrative expenses.

●	Professional Fees increased by 105.7% yoy to $1.6 million from $0.8 million in the prior year, primarily due to the legal and consulting services fees additionally incurred after Lion became a public company in 2020.

●	Services Fees for independent contractors and consultants increased by 116.7% to $0.8 million from $0.4 million in the prior year period, as a result of an increased number of contracted service providers needed, attributable to the growth of the Company’s business and share-based compensation granted to service providers.

●	Interest Expenses decreased by 75.0% yoy to $0.2 million from $0.7 million in the prior year, primarily attributable to the Company’s short-term borrowings and a bridge loan facilitated to unrelated third parties by Lion in 2019.

●	Occupancy Expenses increased by 15.4% yoy to $0.7 million from $0.6 million in the prior year, primarily due to the new office spaces the Company rented for its subsidiary in Singapore, partially offset by the rental reduction for its subsidiaries in Hong Kong as a result of COVID-19.

●	Marketing Expenses increased to $0.7 million from $55 thousand, mainly due to marketing expenses incurred to promote the Company’s businesses and branding activities in connection with its listing event, as well as share-based compensation granted to marketing consultants. The Company expects this growth trend will continue in 2021.

●	Other Expenses decreased by 29.1% yoy to $0.3 million from $0.4 million in the prior year, mainly due to a decrease in payment service fees, which is in line with customers’ reduced trading activities.

Net (loss) income

Net loss was $3.4 million for the year of 2020, as compared to a net income of $8.2 million in 2019.

Net (loss) income per ADS

Diluted net loss per ADS was $0.33 in 2020, as compared to a diluted net income per ADS of $1.16 in 2019.

Non-GAAP Financial Results

Non-GAAP net income, which excludes stock-based compensation expenses and amortization of debt discounts, was $0.3 million for the year of 2020, as compared to non-GAAP net income of $8.2 million in 2019. Non-GAAP net income per ADS – diluted was US$0.03, as compared to a non-GAAP net income per ADS – diluted of US$1.16 in 2019.

Liquidity

As of December 31, 2020, the Company's cash and restricted cash were $3.4 million (excluding $1.4 million of restricted cash), compared to $6.4 million (excluding $2.2 million of restricted cash), as of December 31, 2019. Net cash provided by operating activities was $0.1 million. Net cash used in investing activities was $6.6 million. Net cash provided by financing activities was $2.6 million.

Subsequently, the Company received proceeds of an aggregate US$28.9 million in exchange for the issuance of 15.0 million ADSs as a result of investors’ exercise of warrants. In addition, the Company also received US$6.44 million in consideration of the issuance of Series A Convertible Preferred Shares along with February 2021 Warrants.

BUSINESS OUTLOOK

Based on current market and operating conditions, the Company anticipates that all its businesses will recover from COVID-19 in June 2021. Revenue is expected to grow by 260% to 300% to reach between $37.0 million and $41.7 million for the full year 2021. This forecast reflects the Company’s current and preliminary views, which is subject to change, including any potential future impact of the COVID-19 pandemic, the effects of which are difficult to analyze and predict.

Non-GAAP Financial Measures

This press release includes reconciliations of the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) to non-GAAP financial measures. The Company’s calculation of Non-GAAP (loss) income (net loss or income before stock-based compensation and amortization of debt discounts) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include stock-based compensation and amortization of debt discounts, which are non-cash charges. The Company believes that these measures help the management identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss. The Company believes that these measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater comparability with respect to key metrics used by its management in its financial and operational decision-making.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Financial Results" set forth at the end of this press release.

About Lion

Lion Group Holding Ltd. (NASDAQ: LGHL) operates an all-in-one trading platform that offers a wide spectrum of products and services with a focus on Chinese investors. Through its state-of-the-art technology, Lion offers contract-for-difference (CFD) trading, total return swap (TRS) trading, insurance brokerage, futures brokerage, and securities brokerage on its platform, which can be accessed through applications available on the iOS, Android, Windows, and macOS systems. Lion’s customers are predominantly well-educated and affluent Chinese individual investors residing both inside and outside the PRC as well as institutional clients in Hong Kong. Additional information may be found at http://ir.liongrouphl.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, and the industry in which it operates. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in LGHL’s Annual Report on Form 20-F to be filed in March 2021, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

CONTACTS

Lion Group Holding

Tel: +852 2820 9011

Email: ir@liongrouphl.com

ICR, LLC

William Zima

Tel: +1 203 682 8233

Email: ir@liongrouphl.com

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in dollar amount)

	For the Years Ended December 31,
	2020	2019

Revenues
Insurance brokerage commissions	$959,299	$2,648,119
Futures and securities brokerage commissions	1,890,502	2,210,915
Market making commissions and fees	4,940,623	11,056,431
Trading gains (losses)	1,833,875	1,782,750
Interest and other	605,836	828,635

	10,230,135	18,526,850

Expenses
Commissions and fees	1,845,994	3,355,205
Compensation and benefits	3,802,793	2,430,636
Occupancy	683,160	591,936
Communication and technology	1,454,050	823,433
General and administrative	2,264,318	692,648
Professional fees	1,565,834	761,238
Services fees	833,864	384,840
Interest	183,157	731,812
Depreciation	40,556	52,852
Marketing	651,324	55,378
Payment service charge	245,030	355,585
Other operating	11,464	10,463

	13,581,544	10,246,026

(Loss)income before income taxes	(3,351,409)	8,280,824

Income tax expense	(1,316)	(64,472)

Net (loss) income	$(3,352,725)	$8,216,352

Other comprehensive (loss) income

Foreign currency translation adjustment	20,487	75,637

Comprehensive (loss) income	$(3,332,238)	$8,291,989

(Loss) earnings per share for both Class A and Class B
- basic and diluted (i)	$(0.33)	$1.16

Weighted average Class A ordinary shares outstanding
- basic and diluted (i)	6,180,795	3,140,388

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	3,962,294	3,949,993

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in dollar amount)

	December 31,	December 31,
	2020	2019
Assets

Cash and cash equivalents	$3,426,467	$6,388,978
Restricted cash-bank balances held on behalf of customers	1,367,630	2,192,201
Securities owned, at fair value	17,622	180,201
Derivatives assets	-	194,110
Receivables from broker-dealers and clearing organizations	8,089,193	1,684,961
Commissions receivable	71,253	88,560
Short-term loans receivable	2,239,378	1,637,310
Other receivables	724,708	166,064
Prepaids, deposits and other	677,978	510,291
Total current assets	16,614,229	13,042,676

Fixed assets, net	34,919	73,688
Intangible assets	86,728	67,964
Other assets	6,169,065	233,343
Deferred taxes	1,128	677

Total Assets	$22,906,069	$13,418,348

Liabilities and Stockholders' Equity

Liabilities
Current Liabilities
Payables to customers	$5,221,270	$3,853,693
Payables to broker-dealers and clearing organizations	3,845,740	-
Commissions payable	39,180	29,439
Accrued expenses and other payables	1,763,094	417,445
Short-term borrowings	293,905	1,412,570
Short-term borrowings from related party	-	128,415
Derivative liabilities	5,653	-
Due to director	149,522	-
Dividends payable	-	385,901

Total current liabilities	11,318,364	6,227,463

Convertible debenture	816,006	-

Total Liabilities	12,134,370	6,227,463

Commitments and Contingencies

Stockholders' Equity
Preferred shares, $.0001 par value, 50,000,000 shares authorized, none issued and outstanding as of December 31, 2020 and 2019, respectively	$-	$-
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 9,627,553 and 3,140,388 shares issued and outstanding at December 31, 2020 and 2019, respectively (i)	963	314
Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 and 3,949,993 shares issued and outstanding at December 31, 2020 and 2019, respectively (i)	984	395
Additional paid in capital(i)	14,516,848	7,605,034
Accumulated deficit	(3,729,628)	(376,903)
Accumulated other comprehensive losses	(17,468)	(37,955)
Total Stockholders' Equity	10,771,699	7,190,885
Total Liabilities and Stockholders' equity	$22,906,069	$13,418,348

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization.

LION GROUP HOLDING LTD

UNAUDITED SUMMARY OF CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS DATA

(in dollar amount)

	For the Years Ended December 31,
	2020	2019

Net cash provided by operating activities	$105,675	$7,976,995
Net cash used in investing activities	(6,549,514)	(27,254,283)
Net cash provided by financing activities	2,640,316	20,664,343
Effect of exchange rate changes on cash	16,441	85,966
Net increase (decrease) in cash	(3,787,082)	1,473,021
Cash and restricted cash at beginning of year	8,581,179	7,108,158
Cash and restricted cash at end of year	$4,794,097	$8,581,179

LION GROUP HOLDING LTD

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP FINANCIAL RESULTS

(in dollar amount)

	Year ended December 31,
	2020	2019
	US$	US$

Net (loss) income	(3,352,725)	8,216,352
Stock-based compensation	3,656,800	-
Amortization of debt discounts	13,288	-

Non-GAAP (loss) income before stock-based compensation and amortization of debt discounts	317,363	8,216,352

(Loss) earnings per share for both Class A and Class B - basic and diluted (i)	0.03	1.16

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	6,180,795	3,140,388

Weighted average Class B ordinary shares outstanding- basic and diluted (i)	3,962,294	3,949,993

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

	Year ended December 31,
	2020		2019
	Basic	Fully Diluted	Basic	Fully Diluted

(Loss) earnings per share for both Class A and Class B	(0.33)	(0.33)	1.16	1.16
Stock-based compensation	0.36	0.36	-	-
Amortization of debt discounts	0.00	0.00	-	-

Non-GAAP (loss) earnings per share for both Class A and Class B (before stock-based compensation and amortization of debt discounts)	0.03	0.03	1.16	1.16